

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 24, 2016

<u>Via E-mail</u>
Mr. Robert D. Starr
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

  **RE: Kaman Corporation
    Form 10-K for the Year Ended December 31, 2015
    Filed February 29, 2016
    File No. 1-35419**

Dear Mr. Starr:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ John Cash

        John Cash
        Accounting Branch Chief

        Office of Manufacturing and
        Construction